Notice to LSE Issue of Shares 1 July 2026 In accordance with PRM 1.6.4R, Rio Tinto plc (the "Company") (LEI:213800YOEO5OQ72G2R82) confirms that between 1 June 2026 and 30 June 2026, it has issued and allotted 114 ordinary shares of 10 pence each (ISIN GB0007188757) ("Shares") to satisfy awards under the Rio Tinto plc Global Employee Share Plan. The Shares were admitted to trading on the London Stock Exchange's Main Market under the Company’s existing block admission arrangements and rank equally with the Company’s existing ordinary shares. Following this issuance of Shares, the Company confirms that as at 30 June 2026, the Company's issued share capital comprised 1,256,038,698 Shares, each with one vote. 992,389 Shares are held in treasury. Accordingly, the total number of voting rights in the Company is 1,255,046,309. EXHIBIT 99.2

Notice to LSE 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com 0BMedia Relations, 1BUnited Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 2BMedia Relations, 3BAustralia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin  M +61 419 103 454 4BMedia Relations, 5BCanada Vanessa Damha M +1 514 715 2152 Malika Cherry M +1 418 592 7293 6BMedia Relations, 7BUS & Latin America Jesse Riseborough M +1 202 394 9480 8BInvestor Relations, 9BUnited Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 10BInvestor Relations, 11BAustralia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714 12BRio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 13BRio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Matthew Whyte, Rio Tinto’s Group Company Secretary. riotinto.com